mm



SECU 10035343 SION

SEC Mail Processing Section

MAR 01 2010

Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66278

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Inverness Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Auburn Drive, Suite 440
(No. and Street)

Beachwood (City) Ohio (State) 44122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bradley Zucker (216) 839-5130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brockman, Coats, Gedelian & Co.
(Name – *if individual, state last, first, middle name*)

1735 Merriman Road (Address) Akron (City) Ohio (State) 44313 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert R. Renner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inverness Securities LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title


NOTARIAL SEAL
STATE OF OHIO

HOWARD S. LESSNER
ATTORNEY AT LAW
NOTARY PUBLIC
STATE OF OHIO
My Comm. Has No
Expiration Date
Section 147.03 R. C.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVERNESS SECURITIES, LLC

TABLE OF CONTENTS



BROCKMAN, COATS, GEDELIAN & CO.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

1735 MERRIMAN ROAD • AKRON, OHIO 44313-9007 • PH: (330) 864-6661 • FAX: (330) 864-6918 • WWW.BCGCOMPANY.COM

CARING PEOPLE. SHAPING FUTURES.™

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Inverness Securities, LLC:

We have audited the accompanying statements of financial condition of Inverness Securities, LLC (the Company) as of December 31, 2009 and 2008, and the related statements of operations, changes in member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inverness Securities, LLC as of December 31, 2009 and 2008, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brockman, Coats Gedelian & Co.

February 19, 2010

INVERNESS SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash and cash equivalents	$ 65,414	$ 22,413
Accounts receivable	83,471	47,999
Other assets	8,944	7,722
	$ 157,829	$ 78,134
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$ 24,286	$ 11,818
Member's equity	133,543	66,316
	$ 157,829	$ 78,134

The accompanying notes are an integral part of these financial statements.

INVERNESS SECURITIES, LLC

STATEMENTS OF OPERATIONS
for the years ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Monthly advisory fees	$ -	$ 2,338
Commissions	261,227	293,582
12b-1 fees	57,607	85,772
Fee income	276,999	309,542
Total revenues	595,833	691,234
Expenses:		
Exchange and processing support fees	13,067	18,400
Ticket charges	151,149	183,686
Bank charges	150	210
Legal and professional fees	8,480	8,730
Dues and subscriptions	-	1,500
Insurance	443	443
Regulatory fees, licenses, and permits	9,212	6,874
Office supplies, postage, and delivery	3,573	4,333
Rent	15,600	15,600
Salaries and benefits	122,400	77,400
Registered representatives' commissions	39,225	22,343
Travel and entertainment	6,000	7,036
Telephone	876	876
Research	7,258	5,033
Miscellaneous	-	162
Total expenses	377,433	352,626
Other income:		
Interest income	1,024	923
Net income	$ 219,424	$ 339,531

The accompanying notes are an integral part of these financial statements.

INVERNESS SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
for the years ended December 31, 2009 and 2008

Member's equity, January 1, 2008	$ 118,664
Net income	339,531
Contributions from member	146,149
Distributions to member	(538,028)
Member's equity, December 31, 2008	66,316
Net income	219,424
Contributions from member	151,612
Distributions to member	(303,809)
Member's equity, December 31, 2009	$ 133,543

The accompanying notes are an integral part of these financial statements.

INVERNESS SECURITIES, LLC

STATEMENTS OF CASH FLOWS
for the years ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income	$ 219,424	$ 339,531
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease (increase) in accounts receivable	(35,472)	48,491
Increase in other assets	(1,222)	(589)
Increase (decrease) in accounts payable and accrued expenses	12,468	(6,271)
Net cash provided by operating activities	195,198	381,162
Cash flows from financing activities:		
Contributions from member	151,612	146,149
Distributions to member	(303,809)	(538,028)
Net cash used in financing activities	(152,197)	(391,879)
Net increase (decrease) in cash and cash equivalents	43,001	(10,717)
Cash and cash equivalents, beginning of year	22,413	33,130
Cash and cash equivalents, end of year	$ 65,414	$ 22,413

The accompanying notes are an integral part of these financial statements.

1. **Summary of Significant Accounting Policies:**

Company Activities – Inverness Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio, and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions.

Securities Transactions – Customers' securities transactions and related commission income and expenses are reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Cash and Cash Equivalents – The Company maintains its cash in deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any significant losses in such accounts. Management of the Company believes it is not exposed to any significant credit risk. The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Expenses – Clearing expenses are recorded on a trade date basis as securities transactions occur.

Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Accounts Receivable – Accounts receivable are uncollateralized commission obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on accounts receivable with invoice dates over 30 days old. Accounts receivable are stated at the amount billed. Payments of accounts receivable are allocated to the specific invoices identified on the remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectibility. At December 31, 2009 and 2008, there were no accounts receivable that exceeded 90 days past due. In the opinion of management, at December 31, 2009 and 2008, all accounts were considered collectible and no allowance was necessary.

1. **Summary of Significant Accounting Policies, Continued:**

Income Taxes – The Company is a limited liability company whose taxable income or loss is taxed directly to its member. Accordingly, there is no provision for income taxes.

In 2009, the Company adopted an accounting pronouncement related to uncertainties in income taxes, which provides for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return that has a greater than 50% chance of not being allowed under examination. The adoption of the new accounting pronouncement did not have a material effect on the financial statements.

Estimates – Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Subsequent Events - During 2009, the Company adopted a new subsequent event accounting pronouncement. The new accounting pronouncement does not change the existing guidance on recognition and disclosure of subsequent events, but requires additional disclosure of the date through which the Company has evaluated subsequent events. Management of the Company has evaluated subsequent events through February 19, 2010, the date which the financial statements were available to be issued.

2. **Related Parties:**

The Company is affiliated through common management and ownership with another limited liability corporation. The Company has an expense sharing agreement with the affiliated company for certain expenses related to rent, salaries and benefits, technology, utilities, and supplies. The Company's allocation of shared expenses totaled approximately $152,000 in 2009 and $107,000 in 2008.

3. **Net Capital Provision of Rule 15c3-1:**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6-⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2009 and 2008, the Company had net capital of $123,689 and $58,534, respectively, which was $118,689 and $53,534, respectively, in excess of its required net capital of $5,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2009 and 2008, the ratio was .20 to 1.

4. Exemption From Rule 15c3-3:

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

INVERNESS SECURITIES, LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009 and 2008

	2009	2008
Net capital:		
Total member's equity from statement of financial condition	$ 133,543	$ 66,316
Less nonallowable assets	(8,944)	(7,722)
Net capital before haircuts on securities	124,599	58,594
Haircuts on securities	(910)	(60)
Net capital	$ 123,689	$ 58,534
Computation of aggregate indebtedness - total liabilities from statement of financial condition	$ 24,286	$ 11,818
Computation of basic net capital requirement - 6-2/3% of aggregate indebtedness	$ 1,619	$ 788
Minimum required net capital	$ 5,000	$ 5,000
Net capital requirement	$ 5,000	$ 5,000
Excess net capital	$ 118,689	$ 53,534
Ratio of aggregate indebtedness to net capital	.20 to 1	.20 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2009 and 2008, filed with the Securities and Exchange Commission and the amount included in the above computation is not required as there were no audit adjustments.

INVERNESS SECURITIES, LLC

SUPPLEMENTAL SCHEDULES OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
for the years ended December 31, 2009 and 2008

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.



BROCKMAN, COATS, GEDELIAN & CO.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

1735 MERRIMAN ROAD • AKRON, OHIO 44313-9007 • PH: (330) 864-6661 • FAX: (330) 864-6918 • WWW.BCGCOMPANY.COM

CARING PEOPLE. SHAPING FUTURES.™

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Inverness Securities, LLC:

In planning and performing our audit of the financial statements of Inverness Securities, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brockman, Coats, Gedelian & Co.

February 19, 2010

CARING PEOPLE. SHAPING FUTURES.™

INVERNESS SECURITIES, LLC
(a limited liability company)

December 31, 2009 and 2008

FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION


BCG
&Company
BROCKMAN, COATS, GEDELIAN & CO.